Prospectus Supplement	Rule 424(b)(5) File No. 333-126756 March 29, 2006

(To Prospectus dated July 21, 2005)

10,000,000

Common Stock

Kimco Realty Corporation is offering 10,000,000 shares of common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “KIM.” The last reported sale price of our common stock on the New York Stock Exchange on March 29, 2006 was $41.40 per share.

To preserve our status as a REIT for federal income tax purposes, our charter imposes certain restrictions on ownership of our common stock. See “Description of Common Stock–Restrictions on Ownership” in the accompanying prospectus.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$40.80	$408,000,000

Underwriting discounts and commissions	$0.21	$2,100,000

Proceeds, before expenses, to us	$40.59	$405,900,000

We have granted the underwriter the right to purchase up to 860,000 additional shares of common stock. The underwriter can exercise this right at any time within 30 days after the offering. If the underwriter exercises its over-allotment option in full, the total public offering price, underwriting discount and proceeds, before expenses, to us would be $443,088,000, $2,280,600 and $440,807,400, respectively.

The underwriter expects to deliver the shares of our common stock to investors on or about March 31, 2006. The underwriter is offering the common stock as set forth under “Underwriting.”

UBS Investment Bank

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You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, including the documents incorporated therein by reference, is accurate only as of their respective dates.

When we refer to “we,” “us,” “our” or the “Company” in this prospectus supplement, we mean Kimco Realty Corporation and one or more of its subsidiaries or, as the context may require, Kimco Realty Corporation only.

Forward-looking statements

This prospectus supplement and the accompanying prospectus, including the documents that we incorporate by reference, contains certain historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, (i) changes in general economic and local real estate conditions, (ii) the inability of major tenants to continue paying their rent obligations due to

i

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bankruptcy, insolvency or general downturn in their business, (iii) financing risks, such as the inability to obtain equity or debt financing on favorable terms, (iv) changes in governmental laws and regulations (including changes to laws governing the taxation of REITs), (v) the level and volatility of interest rates, (vi) the availability of suitable acquisition opportunities and (vii) increases in operating costs. The forward-looking statements included in this prospectus supplement are made only as of the date of this prospectus supplement and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. Accordingly, there is no assurance that our expectations will be realized.

ii

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The Company

Kimco Realty Corporation, a Maryland corporation, is one of the nation’s largest owners and operators of neighborhood and community shopping centers.  The Company is a self-administered real estate investment trust (“REIT”) and manages its properties through present management, which has owned and operated neighborhood and community shopping centers for over 45 years.  The Company has not engaged, nor does it expect to retain, any REIT advisors in connection with the operation of its properties.  As of February 6, 2006, the Company had interests in 1,046 properties, totaling approximately 135.5 million square feet of gross leasable area (“GLA”) located in 44 states, Canada and Mexico.  In addition, the Company manages 11 properties totaling 1.7 million square feet of GLA on behalf of third party owners.  The Company’s ownership interests in real estate consist of its consolidated portfolio and in portfolios where the Company owns an economic interest, such as: Kimco Income REIT (“KIR”), the RioCan Venture (“RioCan Venture”), Kimco Retail Opportunity Portfolio (“KROP”) and other properties or portfolios where the Company also retains management.  The Company believes its portfolio of neighborhood and community shopping center properties is the largest (measured by GLA) currently held by any publicly-traded REIT.

The Company’s executive offices are located at 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020 and its telephone number is (516) 869-9000.

The Company’s web site is located at http://www.Kimcorealty.com.  On the Company’s web site you can obtain, free of charge, a copy of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, as soon as reasonably practicable after we file such material electronically with, or furnish it to, the Securities and Exchange Commission (the “SEC”). Unless otherwise specified herein, the information available on or through our website is not a part of this prospectus supplement.

RECENT DEVELOPMENTS

Medium Term Notes Financing

During March 2006, we issued $300.0 million of fixed rate unsecured senior notes under our medium-term notes (“MTN”) program. This fixed rate MTN matures in March 2016 and bears interest at 5.783% per annum. The proceeds from this MTN issuance were primarily used for general corporate purposes and to repay a portion of the outstanding balance under our U.S. revolving credit facility.

Declaration of Dividends

On March 15, 2006, we announced that our Board of Directors declared a dividend of 33 cents per common share payable on April 17, 2006 to common shareholders of record on April 5, 2006.

The Board also declared a dividend on our Class F Cumulative Redeemable Preferred Stock. This dividend of 41.5625 cents per Class F Depositary Share will similarly be paid on April 17, 2006 to Class F preferred shareholders of record on April 3, 2006.

Acquisitions

Since December 31, 2005, we have acquired interests in two shopping centers and have agreed to acquire interests in five additional shopping centers located in Puerto Rico. The aggregate value of the properties is approximately $448 million. The portfolio is approximately 97.5% occupied and includes anchor tenants such as Home Depot, Sam’s Club, JC Penney and other

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high quality retailers. The total consideration, when all transactions are completed, will consist of approximately $97 million in cash, $20 million in partnership units issued to the contributors that is convertible into Kimco common stock, other partnership units totaling $184 million of which $26.2 million has limited conversion features, and the assumption of approximately $147 million of mortgage debt.

We have also acquired, in separate transactions, operating properties comprising approximately 1.1 million square feet of gross leaseable area for an aggregate purchase price of approximately $244.3 million including the assumption of approximately $57.1 million of non-recourse mortgage debt.

Additionally, we acquired, in separate transactions, certain real estate interests comprising approximately 3.1 million square feet of gross leaseable area, through various unconsolidated joint venture entities in which the Company has non-controlling interests. The aggregate purchase price for these properties was approximately $486.6 million, including the assumption of approximately $226.0 million of non-recourse mortgage debt.

During December 2005, the Company and Atlantic Realty Trust (“Atlantic Realty”) entered into a definitive merger agreement pursuant to which the Company will acquire Atlantic Realty for approximately $82.5 million plus the amount of Atlantic Realty's cash on hand at closing and certain agreed upon expenses less merger expenses and other liabilities, including certain liabilities under Atlantic Realty's tax agreement with Ramco-Gershenson Properties Trust . The merger consideration will be paid in shares of the Company’s common stock valued on the final full trading day immediately preceding the closing which, is scheduled for March 31, 2006. Prior to the merger the Company and its subsidiaries own approximately 37% of the common stock of Atlantic Realty.

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The offering

Common stock offered by us	10,000,000 shares, or 10,860,000 shares if the underwriter exercises its over- allotment option in full.

Common stock to be outstanding after this offering	239,162,890 shares, or 240,022,890 shares if the underwriter exercises its over- allotment option in full.

Use of proceeds	We expect to use the net proceeds received from this offering to support our investment activities, including future property acquisitions, developments, co-investment in our institutional management programs and for general corporate purposes, including the repayment of the $300 million currently outstanding under our U.S. revolving credit facility and partial repayment of the CAD$180 million currently outstanding under our Canadian denominated revolving credit facility. Our U.S. revolving credit facility bears interest at a rate of LIBOR plus 45 basis points and is scheduled to expire in July 2008. Our Canadian denominated credit facility bears interest at a rate of CDOR plus 45 basis points and is scheduled to expire in March 2008. See “Use of Proceeds.”

NYSE symbol	KIM

The number of shares of common stock to be outstanding after this offering is based upon 229,162,890 shares outstanding as of March 29, 2006. This number excludes shares of common stock reserved for issuance upon the exercise of options.

Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the sale of up to 860,000 shares of common stock that the underwriter has the option to purchase from us to cover over-allotments.

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Use of proceeds

We expect to receive net proceeds from this offering of approximately $405.5 million after deducting the underwriting discount and our other estimated offering expenses, or approximately $440.4 million if the underwriter’s over-allotment option is exercised in full. We expect to use the net proceeds received from this offering to support our investment activities, including future property acquisitions, developments, co-investment in our institutional management programs and for general corporate purposes, including the repayment of the $300 million currently outstanding under our U.S. revolving credit facility and partial repayment of the CAD$180 million currently outstanding under our Canadian denominated revolving credit facility. Our U.S. revolving credit facility bears interest at a rate of LIBOR plus 45 basis points and is scheduled to expire in July 2008. Our Canadian denominated credit facility bears interest at a rate of CDOR plus 45 basis points and is scheduled to expire in March 2008.

An affiliate of the underwriter is a lender under our U.S. revolving credit facility. To the extent that we use net proceeds of this offering to reduce outstanding indebtedness under the U.S. revolving credit facility, this lender will receive its proportionate share of any repayment. See “Underwriting.”

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Certain U. S. federal income tax consequences to holders of our common stock

The following summary describes the material United States federal income tax consequences of purchasing, owning and disposing of our common stock. This summary deals only with common stock held as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to a holder in light of its particular circumstances. In addition, it does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

financial institutions, banks and thrifts,

insurance companies,

tax-exempt organizations,

“S” corporations,

regulated investment companies and REITs,

partnerships or other entities treated as partnerships for U.S. income tax purposes,

dealers in securities or currencies,

persons holding our common stock as a hedge against currency risks or as a position in a straddle, or

United States persons whose functional currency is not the United States dollar.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or foreign taxing jurisdiction.

This discussion does not address any aspects of United States federal income taxation relating to us or our election to be taxed as a REIT.

You are urged to consult your tax advisor regarding the tax consequences to you of:

the acquisition, ownership and sale of our common stock, including the federal, state, local, foreign and other tax consequences and any reporting requirements;

our election to be taxed as a REIT for federal income tax purposes; and

potential changes in the tax laws.

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When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for United States federal income tax purposes:

is a citizen or resident of the United States,

is a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia unless, in the case of a partnership, Treasury regulations provide otherwise, is an estate the income of which is subject to United States federal income taxation regardless of its source, or is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, also will be considered U.S. stockholders.

When we use the term “non-U.S. stockholder,” we mean a holder of shares of our common stock who is not a U.S. stockholder.

TAXATION OF TAXABLE U.S. STOCKHOLDERS GENERALLY

Distributions Generally. Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends, and certain amounts that have previously been subject to corporate level tax, discussed below, will be taxable to our taxable U.S. stockholders as ordinary income. See “–Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted tax basis that each U.S. stockholder has in its shares of common stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gains. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions. Distributions that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed our actual net capital gain for the taxable year. As described in “–Tax Rates” below, these gains may be taxable to non-corporate U.S.

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stockholders at a 15% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Retention of Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. stockholder generally would:

include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable, be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s capital gains,

receive a credit or refund for the amount of tax deemed paid by it,

increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it, and in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury regulations to be promulgated by the IRS.

Dispositions of Our Common Stock. If a U.S. stockholder sells or disposes of its shares of our common stock, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares for tax purposes. This gain or loss will be long-term capital gain or loss if it has held the common stock for more than one year. In general, if a U.S. stockholder recognizes loss upon the sale or other disposition of our common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. stockholder received distributions from us which were required to be treated as long-term capital gains.

Tax Rates. The maximum tax rate for non-corporate taxpayers for (i) capital gains, including “capital gain dividends,” has generally been reduced to 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (ii) “qualified dividend

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income” has generally been reduced to 15%. In general, dividends payable by a REIT are not eligible for the reduced tax rate on corporate dividends, except to the extent certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as a taxable REIT subsidiary) or to income that was subject to tax at the corporate/REIT level (for example, if we distribute taxable income that we retained and paid tax on in the prior taxable year). Dividends properly designated by us as “capital gain dividends” may be taxable to non-corporate taxpayers at a 15% or 25% tax rate. The applicable provisions of the United States federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert back to the provisions of prior law effective for taxable years beginning after December 31, 2008, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

BACKUP WITHHOLDING

We report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder who does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “–Taxation of Non-U.S. Stockholders.”

TAXATION OF TAX-EXEMPT STOCKHOLDERS

Dividend income from us and gain arising from a sale of our stock will not be unrelated business taxable income to a tax-exempt stockholder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt stockholder holds its shares as “debt financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, “debt financed property” is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these set aside and reserve requirements.

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Notwithstanding the above, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the look-through exception with respect to certain trusts. As a result of limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and accordingly, the tax treatment described above should be inapplicable to our stockholders. However, because our stock will be publicly traded, we cannot guarantee that this will always be the case.

TAXATION OF NON-U.S. STOCKHOLDERS

The following discussion addresses the rules governing United States federal income taxation of the ownership and disposition of our common stock by non-U.S. stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income taxation and does not address state, local or foreign tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances.

Distributions Generally. Distributions that are neither attributable to gain from sales or exchanges by us of United States real property interests nor designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to U.S. withholding tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with a U.S. trade or business of the non-U.S. stockholder. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from REITs.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends, and, in the case of a non-U.S. stockholder that is a corporation, the income may also be subject to the 30% branch profits tax or such lower rate as may be specified in an applicable income tax treaty.

We expect to withhold United States income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless:

(1) a lower treaty rate applies and the non-U.S. stockholder files with us an IRS Form W-8BEN (or applicable successor form) evidencing eligibility for that reduced treaty rate; or

(2) the non-U.S. stockholder files an IRS Form W-8 ECI (or applicable successor form) with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.

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Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a non-U.S. stockholder’s shares, they will give rise to gain from the sale or exchange of such shares, the tax treatment of which is described below. For withholding purposes, we expect to treat all distributions as if made out of our current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests. Distributions to a non-U.S. stockholder that we properly designate as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally should not be subject to United States federal income taxation, unless:

(1) the investment in our stock is treated as effectively connected with the non-U.S. stockholder’s United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

(2) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of United States real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. stockholders would thus generally be taxed at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, such gain may be subject to a 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) in the hands of a non-U.S. stockholder that is a corporation, as discussed above. We also will be required to withhold and to remit to the IRS 35% of any distribution to non-U.S. stockholders that is designated as a capital gain dividend or, if greater, 35% of a distribution to non-U.S. stockholders that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. stockholder’s United States federal income tax liability. However, any distribution with respect to any class of stock which is regularly traded on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if the non-United States stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions will be treated as ordinary dividend distributions.

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Retention of Net Capital Gains.    Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of common stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their United States federal income tax liability resulting from their proportionate share of the tax paid by us on such retained capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us were to exceed their actual United States federal income tax liability.

Sale of Our Common Stock.    Gain recognized by a non-U.S. stockholder upon the sale or exchange of our common stock generally will not be subject to United States taxation unless such shares of stock constitute a “United States real property interest” within the meaning of FIRPTA. Our common stock will not constitute a “United States real property interest” so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders.

Notwithstanding the foregoing, gain from the sale or exchange of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. stockholder if either (a) the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s United States trade or business or (b) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met.

Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. stockholder sells our common stock, gain arising from the sale or exchange by a non-U.S. stockholder of our common stock would not be subject to United States taxation under FIRPTA as a sale of a “United States real property interest” if:

(1) our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and

(2) such non-U.S. stockholder owned, actually and constructively, 5% or less of our common stock throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular United States income tax with respect to such gain in the same manner as a taxable U.S. stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the common stock would be required to withhold and remit to the IRS 10% of the purchase price.

Backup Withholding Tax and Information Reporting.    Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

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Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

OTHER TAX CONSEQUENCES

State, local and foreign income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. You should consult your tax advisor regarding the effect of state and local tax laws with respect to our tax treatment as a REIT and on an investment in our common stock.

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Underwriting

We are offering the shares of common stock described in this prospectus supplement through UBS Securities LLC. Subject to the terms and conditions of an underwriting agreement dated June 24, 2003 and a related Terms Agreement dated March 29, 2006, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, all of the shares of common stock in this offering.

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriter must buy all of the shares if it buys any of them. The underwriter will sell the shares to the public when and if the underwriter buys the shares from us. The common stock is offered subject to a number of conditions, including:

receipt and acceptance of the common stock by the underwriter; and

the underwriter’s right to reject orders in whole or in part.

In connection with this offering, the underwriter or securities dealer may distribute prospectus supplements electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriter an option to buy up to 860,000 additional shares of common stock at the same price per share as it is paying for the shares listed on the cover of this prospectus supplement. The underwriter may exercise the option solely for the purpose of covering over-allotments, if any, made in connection with this offering. These additional shares would cover sales of shares by the underwriter which exceed the number of shares specified on the cover of this prospectus supplement. The underwriter may exercise this option at any time within 30 days after the date of this prospectus supplement. If purchased, the additional shares will be sold by the underwriter on the same terms as those on which the other shares are sold.

COMMISSIONS AND DISCOUNTS

Common stock sold by the underwriter to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriter to securities dealers may be sold at a discount of up to $0.20 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the underwriter may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriter.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by us. These amounts are shown assuming no exercise and full exercise of the underwriter’s over-allotment option.

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	No exercise	Full exercise

Per Share	$0.21	$0.21

Total	$2,100,000	$2,280,600

We estimate that the total expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $400,000.

NO SALES OF SIMILAR SECURITIES

We have agreed with UBS Securities LLC not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 30 days after the date of this prospectus supplement, without the prior written consent of UBS Securities LLC (subject to certain customary exceptions, including in connection with our acquisition of Atlantic Realty Trust). This consent may be given at any time without public notice.

INDEMNIFICATION AND CONTRIBUTION

We will indemnify the underwriter and its controlling persons against some liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriter and its controlling persons may be required to make in respect of those liabilities.

Stock Market Listing. Our common stock is listed on the New York Stock Exchange under the symbol “KIM.”

PRICE STABILIZATION AND SHORT POSITIONS

In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

stabilizing transactions;

short sales; and

purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriter’s over-allotment option to referred above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriter may close out any covered short position by either exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the option.

A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriter creates a naked short position, it will purchase shares in the open market to cover the position.

These activities by the underwriter may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, it may discontinue them at any time. The underwriter may carry out these transactions on the New York Stock Exchange, in the over-the-counter-market or otherwise.

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AFFILIATIONS

The underwriter and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may in the future receive, customary fees. In addition, an affiliate of the underwriter is a lender under our U.S. revolving credit facility. To the extent that we use net proceeds of this offering to reduce outstanding indebtedness under the U.S. revolving credit facility, such lender will receive its proportionate share of the repayment. See “Use of Proceeds.”

NOTICE TO INVESTORS

European Economic Area

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the FSMA with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. In addition, the underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to the Company. Without limitation to the other restrictions referred to herein, this prospectus supplement is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus supplement relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

Switzerland

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus supplement does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus supplement nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

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Legal matters

The validity of the securities offered by this prospectus supplement will be passed upon for us by Latham & Watkins LLP, New York, New York. Sidley Austin LLP, New York, New York, will act as counsel to the underwriter. Venable LLP, Baltimore, Maryland, will pass upon certain matters of Maryland law. Certain members of Latham & Watkins LLP and their families own beneficial interests in less than 1% of our common stock.

Experts

The financial statements incorporated by reference in this Prospectus Supplement from Kimco Realty Corporation's annual report on Form 10-K for the year ended December 31, 2005 and the financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-3 (Reg. No. 333-126756) with respect to the securities we are offering. This prospectus supplement does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus supplement about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the Commission and may be inspected without charge. We file annual, quarterly and current reports, proxy statements and other information with the Commission. Our filings with the Commission, including the registration statement, are available to the public over the Internet at the Commission’s web site at http://www.sec.gov. You also may read and copy any document we file with the Commission at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about their public reference room. You may also obtain copies of our filings with the Commission at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Our filings with the Commission are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Commission rules allow us to include some of the information required to be in the registration statement by incorporating that information by reference to documents we file with them. That means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the

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Exchange Act (other than information in such documents that is deemed not to be filed) until we sell all of the securities covered by this prospectus supplement:

Annual Report on Form 10-K for the year ended December 31, 2005; and

Current Reports on Form 8-K dated March 9, 2006 and March 29, 2006.

You may also find these filings on our website at www.kimcorealty.com or you may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, New York 11042-0020
Telephone Number: (516) 869-9000

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